Exhibit 99.1

[***] = Certain information contained in this document, marked by brackets, has been omitted because it is both not material and would be competitively harmful if publicly disclosed.

AMENDMENT NO. 1 TO INTERIM PRODUCT SUPPLY AGREEMENT

This Amendment No. 1 to the Interim Product Supply Agreement (this “Amendment”) is made and effective as of July 7, 2022 (the “Amendment Effective Date”), by and among Legend Biotech USA, Inc., a Delaware corporation (“Legend”), and Janssen Pharmaceuticals, Inc., a Pennsylvania corporation (“JPI”), and amends that certain Interim Product Supply Agreement between Legend and JPI entered into as of February 28, 2022 (the “Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Legend and JPI have executed the Agreement pursuant to which Legend agreed to engage JPI to provide certain manufacturing services for the Product on an interim basis prior to Legend’s lease of the Facility;

WHEREAS, both Legend and JPI find it in their respective interests to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements set forth below, the receipt and sufficiency of which are hereby acknowledged, Legend and JPI agree to amend the Agreement as follows:

1.    Section 6.  Section 6 (Term) of the Agreement is hereby deleted and replaced with the following:

“This Agreement is effective as of the Agreement Date and will continue in effect until the earlier of (a) October 17, 2022 and (b) the date to be determined by the JMC (the “Term”).  In the event the Collaboration Agreement expires or is terminated pursuant to the terms thereof, this Agreement shall automatically terminate.”

2.    Section 1 of Exhibit D.  Section 1 of Exhibit D is hereby deleted and replaced with the following: [***]

3.    Exhibit D. The following paragraphs are added as Sections 6, 7 and 8 to Exhibit D of the Agreement: [***]

4.    General.  Except as amended hereby, the Agreement shall remain unmodified, and the Agreement as amended hereby is confirmed by the Parties as being in full force and effect.  This Amendment may be executed by the Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  This Amendment may be executed by .pdf or other electronically transmitted signatures and such signatures shall be deemed to bind each Party hereto as if they were the original signatures.

[Signature page follows]

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed by its authorized representative under seal, in duplicate on the Amendment Effective Date.

LEGEND BIOTECH USA, INC.	JANSSEN PHARMACEUTICALS, INC.

By:_________________________________	By:_________________________________

Name:_______________________________	Name:_______________________________

Title:________________________________	Title:________________________________